SCHEDULE 13D

Amendment No. 3
Industri-Matematik International Corporation
Ordinary Shares
Cusip # 455792101


Cusip # 455792101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	416,000
Item 8:	None
Item 9:	2,268,200
Item 10:	None
Item 11:	2,883,900
Item 13:	8.88%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Ordinary Shares, par value (the "Shares") of Industri-Matematik International Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at c/o Marvin S. Robinson Esq. - 1140 Avenue of the Americas, New York, NY 10036.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to
Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services
Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by eight of the Fidelity Funds, seven of the Accounts, FASST, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 2,619,600 Shares for cash in the amount of approximately $61,439,128, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 767,400 Shares sold aggregated approximately $19,870,928. The attached Schedule B sets forth Shares purchased and/or sold since March 18, 1998.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 429,600 Shares for cash in the amount of approximately $10,072,193, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 44,700 Shares sold aggregated approximately
$445,400. The attached Schedule B sets forth Shares purchased and/or sold since March 18, 1998.

	FASST which own or owned Shares purchased in the aggregate 33,400 Shares for cash in the amount of approximately $811,469, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,300 Shares sold aggregated approximately $22,925. The attached Schedule B sets forth Shares purchased and/or sold since March 18, 1998.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, FASST, and FIL beneficially own all 2,883,900 Shares, reference is made to
Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 1,852,200 Shares, or approximately 5.71% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 384,900 Shares, or approximately 1.19% of the outstanding Shares of the Company.
FIL beneficially owns, as investment advisor to the International Funds, 646,800 Shares, or approximately 1.99% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, FASST, and
FIL are 2,883,900 Shares, or approximately 8.88% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 1,852,200 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 384,900 Shares and sole power to vote or to direct the voting of 384,900 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts. FIL, FMR
Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 31,100 Shares held by FASST.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	May 4, 1998	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	VP & Genl Counsel
	Duly Authorized under Power
	of Attorney dated December 30,
	1997 by and on behalf of FMR
	Corp. and its direct and
indirect
	subsidiaries




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Corp.
Chairman &
Mng. Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity Investments
		Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, FMR
	Chief Operating Officer

William L. Byrnes	Director & Mng.	Vice Chairman, FIL
Director

Abigail P. Johnson	Director	Associate Director
and Senior Vice 		President - Fidelity
Management & 		Research Company

George A. Vanderheiden	Director	Senior
Vice President,
		Fidelity Management
& Research 			Company

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration, FMR
Corp.


Mark A. Peterson	Executive Vice President	President - Fidelity
Investments 			Technology &
Processing Group

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer, FMR Corp.



SCHEDULE B


Industri-Matematik International Corporation

Eight Fidelity Fund(s) purchased Shares since March 18, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-18-98	38,800	$28.8988
	03-19-98	4,000	28.50
	03-20-98	6,200	29.00
	03-23-98	5,000	29.625
	03-24-98	46,800	30.125
	03-25-98	1,800	30.25
	03-27-98	10,000	30.8169
	03-30-98	10,000	31.5625
	03-31-98	10,900	32.2747
	04-02-98	15,000	31.375
	04-03-98	11,000	32.2614
	04-07-98	9,300	30.7188
	04-09-98	50,000	28.50
	04-13-98	50,000	26.575
	04-14-98	3,300	26.625
	04-16-98	7,700	27.50
	04-17-98	11,500	28.0114
	04-20-98	9,000	30.25
	04-21-98	25,000	30.35
	04-22-98	50,000	29.275
	04-27-98	35,000	21.4968
	04-28-98	75,000	23.125


SCHEDULE B


Industri-Matematik International Corporation

Two Fidelity Fund(s) sold Shares since March 18, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-07-98	50,000	$30.3875
	04-08-98	5,000	30.25
	04-14-98	175,000	26.00
	04-15-98	25,000	27.375


SCHEDULE B


Industri-Matematik International Corporation

Five Account(s) purchased Shares since March 18, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-23-98	600	$29.50
	03-24-98	1,300	30.125
	03-31-98	17,000	32.2747
	04-01-98	8,800	30.4688
	04-07-98	17,600	30.7188
	04-14-98	6,100	26.625
	04-16-98	12,000	27.50
	04-17-98	19,200	28.0114


SCHEDULE B


Industri-Matematik International Corporation

One Account(s) sold Shares since March 18, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-23-98	1,900	$28.25


SCHEDULE B


Industri-Matematik International Corporation

FASST purchased Shares since March 18, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-31-98	1,600	$32.2747
	04-07-98	2,200	30.7188
	04-16-98	1,200	27.50
	04-17-98	2,200	28.0114